EF Hutton,

Division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

VIA EDGAR

March 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Ernest Greene
Ms. Anne McConnell
Mr. Geoff Kruczek
Mr. Jay Ingram

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended
Initially Filed on March 31, 2021
File No. 333-254909

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, EF Hutton division of Benchmark Investments, LLC. as the underwriter, hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective 5:00 p.m., Eastern Time, on March 24, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated March 20, 2023, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

EF Hutton,

Division of Benchmark Investments LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal